Exhibit 1.02

Natural Gas Services Group, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report (CMR), to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited as the Rule provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

ITEM 1.     Company Overview

This report has been prepared by management of Natural Gas Services Group, Inc. (herein referred to as “NGS,” the “Company,” “we,” “us,” or “our”).

We are a leading provider of small to medium horsepower compression equipment to the natural gas industry. We focus primarily on the non-conventional natural gas production business in the United States. We manufacture, fabricate and rent natural gas compressors that enhance the production of natural gas wells and provide maintenance services for those compressors. In addition, we sell custom fabricated natural gas compressors to meet customer specifications dictated by well pressures, production characteristics and particular applications. We also manufacture and sell flare systems for oil and gas plant and production facilities.

ITEM 2.     Products Overview

We conducted an analysis of our products and found 3TG is contained in the components used to manufacture and fabricate compressors and flares. Therefore, the products that we manufacture are subject to the reporting obligations of Rule 13p-1.

We defined the scope of our conflict minerals due diligence to include only components purchased to manufacture and fabricate our compressors and flares. We excluded purchases related to rebuilds/maintenance on rented or customer units and straight part sales, as they do not meet the requirements under the Rule.

ITEM 3.     Supply chain

In order to manage the scope of this task, Natural Gas Services Group, Inc., relied upon our suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from their sub-tier suppliers. We are integrating a responsible sourcing of minerals requirement with our Conflict Minerals Policy. Our suppliers will be expected to provide the 3TG sourcing information to us annually per our Conflict Minerals Policy, thus we are relying and dependent upon our suppliers’ own due diligence work and their timely and accurate reporting of their due diligence.

Prior to sending out our ROCI questionnaire, we sent our suppliers a letter from our CEO discussing the new emerging SEC requirements and Natural Gas Services due diligence expectations. We adopted the standard EICC-GeSI Conflict Minerals Reporting Template and sent the questionnaire to our above described suppliers.

ITEM 4.     Reasonable Country of Origin Inquiry (RCOI) and RCOI conclusion

Despite having conducted a good faith reasonable country of origin inquiry, Natural Gas Services Group, Inc. has concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of the 3TG used in our products or determine whether they come from recycled or scrap sources; the facilities used to process them; or their mine or location of origin. Due to the breadth and complexity of Natural Gas Services Group, Inc.’s products and respective supply chain, it will take time for many of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard EICC-GeSI template, and continuing our outreach efforts we hope to develop further transparency in our supply chain.

ITEM 5.     Conflict Minerals Status Analysis and Conflict Status conclusion

Natural Gas Services Group, Inc. has concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion because we have been unable to determine the origin of all of the 3TG used in our products.

ITEM 6A.     Due Diligence Program

Conflict Minerals Policy

We have adopted the following conflict minerals policy:

Natural Gas Services Group, Inc.
Conflict Minerals Policy

In July 2010, the Wall Street Reform and Consumer Protection Act, also known as the Dodd-Frank Act, was signed into law. Although the focus of the Act is financial market regulatory reforms, it also imposes requirements relating to “Conflict Minerals.” Specifically, section 1502 of the Act imposes Security and Exchange Commission (SEC) reporting requirements upon publicly-traded companies whose products contain metals derived from minerals defined as “Conflict Minerals.” “Conflict Minerals” refers to tin, tantalum, tungsten and gold (or derivatives) mined in the eastern provinces of the Democratic Republic of the Congo (DRC) and in the adjoining countries (known as the “Conflict Region”), where revenues may be directly or indirectly financing armed groups engaged in civil war resulting in serious social and environmental abuses..

Natural Gas Services Group, Inc. (“NGS”) is committed to complying with the reporting obligations required under Section 1502 of the Act and any related rules and regulations issued by the SEC. Furthermore, NGS intends to adopt the EICC Due Diligence reporting process and obtain chain of custody declaration from all NGS sourced and managed suppliers ensuring transparency and corporate social responsibility in our supply chain.

In order to do this, NGS has the following expectations from our Suppliers:

•	To consider the adoption of a policy regarding conflict minerals

•	To provide a timely response to our inquiries and questionnaires

•	To provide assistance in reaching out to their suppliers

•
To supply “DRC Conflict Free” materials to the best of their ability, i.e. if a conflict mineral is present in the item being supplied, take reasonable steps to ensure that it originates from a non-conflict area or from smelters that have been validated by an independent private sector party to be conflict free

•	To inform us of any materials supplied that are not “DRC Conflict Free”

Our policy is publicly available on our website at www.ngsgi.com.

ITEM 6B.     Due Diligence Process

Design of Due Diligence

Our due diligence measures have and are being designed to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas 2nd Edition (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

Management Systems

As mentioned above, our due diligence measures have and are being designed based of the OECD Framework, therefore, we have established a management system over conflict minerals. This included adopting a company policy which is posted on our website at www.ngsgi.com, establishing an internal conflict minerals team, gathering information from our suppliers, and reinforcing our grievance mechanisms, which are described more in-depth in the following captions of this section.

Internal Team

NGS utilizes our existing management system/team for conflict minerals. Our management system/team includes our VP of Technical Services, Chief Financial Officer and Chief Executive Officer. There are supported by a team of subject matter experts from relevant functions such as, purchasing, quality control, and manufacturing. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led by a Financial Reporting Manager who acts as the conflict minerals program manager. Senior management is briefed about the results of our due diligence efforts on a periodic basis.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have engaged a third party data collection and software vendor, iPoint, to send and receive supplier RCOI questionnaires. Feedback from this engagement has allowed us to gather and review the conclusions and statements rendered in this report.

Escalation Procedures

We have multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of NGS’s policies. Any violations of policy can be reported internally through the chain of management or directly to an appropriate level within the Company. We also deploy a whistle blower/hotline for issues that need attention without utilizing the chain of management.

Maintain records

Natural Gas Services Group, Inc. has established our due diligence compliance process and set forth documentation and record maintenance mechanism to ensure the retention of relevant documentation in a structured electronic database.

ITEM 6C.     Steps to be taken to mitigate risk and maturing due diligence program

As we move towards further developing our due diligence program, we intend to take the following steps to continue to mitigate any possible risk that the necessary conflict minerals in our products could benefit armed groups in the DRC or adjoining countries:

•	Enhance supplier communication and response process to improve due diligence data accuracy and completion.

•	Support industry efforts to continue to influence additional smelters to obtain CFS status through our supply chain, where possible.

ITEM 7.     Identify and assess risk in the supply chain

Because of our size, the complexity of the components in our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. Accordingly we participate in a number of industry-wide initiatives as described above.

We have identified approximately 200 direct/indirect suppliers. We rely on these suppliers, whose components contain 3TG, to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

ITEM 8.     Design and Implement a Strategy to Respond to Risks

Natural Gas Services Group, Inc. will work with our suppliers who are sourcing 3TG from a non-Conflict Free smelter to establish an alternative source of 3TG from a Conflict Free smelter, within a reasonable time frame. The time frame will be dependent on the criticality of the specific part and availability of alternative suppliers. Currently, we have found no instances where changing suppliers is necessary.

ITEM 9.     Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified
Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support the audits performed by the CFSI.

ITEM 10.     Report on supply chain due diligence

In addition to this report, see our website at www.ngsgi.com for further information about our supply chain due diligence.

Due Diligence Process

We conducted a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® (“EICC®”) and The Global e-Sustainability Initiative (“GeSI”) (referred to as the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. The Template is being used by many companies in their due diligence processes related to conflict minerals.

Survey Responses

We received responses from 51% of the suppliers surveyed. We reviewed the responses against internally developed criteria to determine which required further engagement with our suppliers. If a response was untimely or incomplete, we have worked directly with our suppliers to provide revised responses.

Through iPoint, Natural Gas Services Group created and maintained a database of a majority of all templates sent and the supplier received responses (a few replied back through memos or Excel spreadsheets which are also being kept). The large majority of the responses received provided data at a company or divisional level or, were unable to connect the smelters or refiners used in the components supplied to NGS (all smelters and refiners supplied were from non-conflict area). Thus, we are therefore unable to determine whether any of the conflict minerals reported by the suppliers were contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain.

Efforts to determine mine or location of origin

Through our participation in the OECD implementation programs and requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners

As mentioned above, the majority of the responses received provided data at the company or divisional level or, were to connect the smelters or refiners used in the components supplied to NGS. Thus we are electing not to include the smelters or refiners provided to us, as we are not able at this time to conclude if those smelters or refiners relate to the 3TG in the components that are necessary in the functionality or production of our compressors or flares.